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                              October 5, 2021

       Marc Balkin
       Chief Executive Officer
       Newcourt Acquisition Corp
       2201 Broadway Suite 705
       Oakland, CA 94612

                                                        Re: Newcourt
Acquisition Corp
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed September 30,
2021
                                                            File No. 333-254328

       Dear Mr. Balkin:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2021 letter.

       Amended Registration Statement on Form S-1 filed September 30, 2021

       General

   1.                                                   We reissue comment 1.
We continue to note the disclosure on pages 19-20 regarding the expressions of interest
to purchase up to 6.5% of the units to be sold in this offering and do not intend to
purchase more than 9.99% in the aggregate. We also note that they may purchase more than this
amount. If there is a maximum amount that may be purchased,
                                                        please clearly
disclose. If not, clearly disclose and disclose the impact such purchases may have upon
liquidity.
 Marc Balkin
Newcourt Acquisition Corp
October 5, 2021
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameMarc Balkin
                                                          Division of
Corporation Finance
Comapany NameNewcourt Acquisition Corp
                                                          Office of Real Estate
& Construction
October 5, 2021 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName